Exhibit (a)(KKK)

Voluntary Public Takeover Offer by Grand Chip Investment GmbH for AIXTRON SE:  Grand Chip Investment GmbH Announces the Results of the Acceptance Period and the Fulfilment of Certain Offer Conditions

Frankfurt, October 27, 2016 — Grand Chip Investment GmbH, with registered office in Frankfurt am Main, Germany (the “Bidder”), today announced the results of the acceptance period and the fulfilment of certain conditions of its voluntary public takeover offer (the “Takeover Offer”) to the shareholders of AIXTRON SE (NASDAQ: AIXG), with registered office in Herzogenrath, Germany (“AIXTRON”), for the acquisition of their no-par value registered shares in AIXTRON (collectively, “AIXTRON Shares”), including all AIXTRON Shares represented by American Depositary Shares (“ADSs”), at the price of EUR 6.00 per tendered AIXTRON Share in cash.  On October 6, 2016, the Bidder published an amendment to the Takeover Offer (the “Amendment”) with respect to the minimum acceptance threshold set forth in Section 4.2.1 of the Offer Document (the “Offer Document”).

As a result of the Amendment, the acceptance period for the Takeover Offer expired on October 21, 2016, 24:00 hrs local time Frankfurt am Main, Germany (“Frankfurt Time”) / 6:00 p.m. local time New York, United States (“New York Time”) (such expiration date and time, the “Expiration of the Acceptance Period”).

Announcement regarding results of the acceptance period

As of the Expiration of the Acceptance Period, AIXTRON’s share capital amounted to EUR 112,789,030.00 and was divided into 112,789,030 registered shares with no-par value (the “AIXTRON Share Capital”).

As of the Expiration of the Acceptance Period, the Takeover Offer had been accepted for a total of 82,227,785 AIXTRON Shares. This corresponds to approximately 72.90% of the AIXTRON Share Capital and the existing voting rights of AIXTRON.

For the purpose of the minimum acceptance threshold as set out by the Bidder in the Amendment to the Takeover Offer (the “Minimum Acceptance Threshold”), this corresponds to an acceptance rate of 72.95%.  The Minimum Acceptance Threshold will be reached if, at the time of the expiration of the acceptance period, the aggregate number of AIXTRON Shares (including AIXTRON Shares represented by ADSs) for which the Takeover Offer has been validly accepted without the acceptance having been validly withdrawn amounts to a total of at least 56,472,898 AIXTRON Shares (including the AIXTRON Shares represented by ADSs).  The Minimum Acceptance Threshold corresponds to an acceptance quota of at least 50.1% of the total number of 112,720,355 AIXTRON Shares (including AIXTRON Shares represented by ADSs) issued on the announcement date of the Takeover Offer (May 23, 2016).

Announcement regarding the fulfilment of certain Offer Conditions

In accordance with the Offer Document, the Takeover Offer and any contracts which come into existence as a result of the acceptance of the Takeover Offer, are subject to the conditions precedent specified in Section 4.2 of the Offer Document (as amended by the Amendment) (“Offer Conditions”), unless validly waived by the Bidder or already satisfied. The following sets forth the newly fulfilled Offer Conditions:

1.            At the time of the Expiration of the Acceptance Period, the aggregate number of AIXTRON Shares (including AIXTRON Shares represented by ADSs) for which the Takeover Offer has been validly accepted without the acceptance having been validly withdrawn amounted to a total of 82,227,785 and was therefore higher than the minimum acceptance threshold of at least 56,472,898 AIXTRON Shares (including AIXTRON Shares represented by ADSs).  Hence, the Offer Condition set out in Section 4.2.1 of the Offer Document (as amended by the Amendment) has been satisfied.

2.            On October 20, 2016, the trading day prior to the Expiration of the Acceptance Period, (i) the closing quotation of the DAX, as determined by Deutsche Börse AG and as published on its internet website http://www.deutsche-boerse.com was at 10,701.39 and therefore was at or above 6,941.21, and (ii) the closing quotation of the TecDAX, as determined by Deutsche Börse AG and as published on its internet website http://www.deutsche-boerse.com was at 1,783.46 and therefore was at or above 1,167.37.  Hence, the Offer Condition set out in Section 4.2.3 of the Offer Document (as amended by the Amendment) has been satisfied.

3.            From the date of publication of the Offer Document until the Expiration of the Acceptance Period, other than to settle the issued and outstanding stock options which existed on the announcement date (May 23, 2016) if and to the extent they are exercised, no capital increase in AIXTRON was resolved upon.  Hence, the Offer Condition set out in Section 4.2.4 of the Offer Document (as amended by the Amendment) has been satisfied.

Additional acceptance period

Pursuant to the German Securities Acquisition and Takeover Act, all shareholders of AIXTRON that have not accepted the Takeover Offer up to now, may within two weeks after this press release accept the Takeover Offer for their AIXTRON Shares (including the AIXTRON Shares represented by ADSs), that is until November 10, 2016, 24:00 hrs Frankfurt Time / 6:00 p.m. New York Time.  Further information regarding the additional acceptance period can be found in Section 5.3 of the Offer Document in conjunction with Section 5 of the Amendment.

Complete terms and conditions of the Takeover Offer can be found in the Offer Document and the Amendment published on the website www.grandchip-aixtron.com.  Questions and requests for assistance or copies of the Offer Document, the Amendment and other Takeover Offer documents may be directed to (i) with respect to the tender of AIXTRON Shares, the German Information Agent and (ii) with respect to the tender of ADSs, the U.S. Information Agent.  Contact information with respect to each of the German Information Agent and the U.S. Information Agent is set forth below.  Copies of any Takeover Offer documents will be furnished promptly upon request at the Bidder’s expense.

Grand Chip Investment GmbH

Information Agent Information

The German and U.S. Information Agents for the Takeover Offer are, respectively:

D.F. King Ltd 125 Wood Street London EC2V 7AN Email: aixtronoffer@dfkingltd.com Tel: +49 (0)30 610 820 730	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Email: AIXG@dfking.com Tel: +1-877-478-5043 (toll-free in the United States)

Media

Brunswick Group

Email: aixtronoffer@brunswickgroup.com

Tel: +49 (0) 30 2067 3386

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities.  The Takeover Offer for the outstanding AIXTRON Shares (including AIXTRON Shares represented by ADSs) commenced on July 29, 2016.  The terms and conditions of the Takeover Offer are published in, and the solicitation and offer to purchase AIXTRON Shares (including AIXTRON Shares represented by ADSs) are made only pursuant to the Offer Document, the Amendment and related offer materials prepared by the Bidder.  The English translation of the Offer Document, the Amendment and related offer materials have been filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO. AIXTRON has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Takeover Offer.

The Tender Offer Statement, including the Offer Document, the Amendment, a related letter of transmittal and other related offer materials, as they may be amended from time to time, contain important information that should be read carefully before any decision is made with respect to the Takeover Offer.

Those materials and other documents filed by the Bidder or AIXTRON with the SEC are available at no charge on the SEC’s website at www.sec.gov.  In addition, the Bidder’s Tender Offer Statement, including the Offer Document and the Amendment, and other documents it has filed or will file with the SEC are or will be available at www.grandchip-aixtron.com.